Filed by Alkermes, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended

Subject Company: Alkermes, Inc.

Commission File No.: 333-101058 and 333-101059

Contacts: Rebecca Peterson Director, Corporate Communications Alkermes, Inc. (617) 583-6378

James M. Frates Chief Financial Officer Alkermes, Inc. (617) 494-0171

FOR RELEASE NOVEMBER 7, 2002 at 8:00 a.m. EST

ALKERMES REPORTS FISCAL SECOND QUARTER 2003
FINANCIAL RESULTS

— Key Event of Quarter was Launch of Risperdal Consta™ in UK and Germany —

Cambridge, MA, November 7, 2002 — Alkermes, Inc. (Nasdaq:ALKS) today reported financial results for the three-month period ended September 30, 2002.

Research and development revenue under collaborative arrangements was $9.5 million for the three months ended September 30, 2002 compared with $14.5 million for the same period last year. The decrease for the three months ended September 30, 2002 was the result of decreased funding from Janssen Pharmaceutica during the three months ended September 30, 2002 as the Risperdal Consta project evolves from a development stage project into a commercial program. See the discussion below for further information on Risperdal Consta. The decrease in research and development funding was partially offset by an increase in research and development funding earned under certain other collaborative agreements.

The net loss for the three months ended September 30, 2002 was $67.8 million or $1.05 basic and diluted loss per common share, versus a net loss for the comparable period of the prior year of $12.6 million or $0.20 basic and diluted earnings per common share. The net loss for the three months ended September 30, 2002, excluding the $35.3 million noncash charge related to our share of the losses in Reliant Pharmaceuticals, LLC and two non-recurring charges including the write off of $2.7 million in deferred merger costs related to the termination of our proposed merger with Reliant and a $3.7 million restructuring charge was $26.2 million or $0.41 basic and diluted loss per common share. The increase in the net loss (excluding the loss in Reliant, the write off of Reliant merger costs and the restructuring charge) was primarily a result of a decrease in collaborative revenues as Risperdal Consta evolves to a commercial program, coupled with an increase in research and development and general and administrative expenses as we continue to advance our proprietary product candidates and collaborators’ product candidates through development, clinical trials and commercialization.

At September 30, 2002, we had total cash and investments of $80.9 million versus $118.7 million at June 30, 2002. The decrease in cash and investments was primarily the result of cash used to fund our operations, to acquire fixed assets and to make interest and principal payments on our indebtedness.

Alkermes also announced today that we filed registration statements with the Securities and Exchange Commission for a proposed exchange offer. In the proposed exchange offer, Alkermes will offer up to $115 million aggregate principal amount of its new 6.52% Convertible Senior Subordinated Notes due 2009 for up to an aggregate principal amount of $200 million of its currently outstanding 3.75% Convertible Subordinated Notes due February 15, 2007. We also plan to offer to noteholders who participate in the exchange offer the ability to purchase up to an additional $50 million of new notes for cash.

In August 2002, J&J PRD, an affiliate of our collaborative partner Janssen Pharmaceutica, received regulatory approval for Risperdal Consta in Germany and the United Kingdom. Under the terms of our agreements with Janssen and based upon the foregoing, certain minimum revenues relating to sales of Risperdal Consta are to be paid to us by Janssen in minimum annual amounts for up to ten years beginning in calendar 2003. The actual amount of such minimum revenues will be determined by formula and are currently estimated to aggregate approximately $150 million. The minimum revenue obligation will be satisfied upon receipt by us of revenues equaling such aggregate amount of minimum revenues.

Total operating expenses for the three months ended September 30, 2002 included $28.2 million in research and development expenses, $9.2 million in general and administrative expenses and restructuring costs of $3.7 million. This compares with $22.6 million in research and development expenses and $6.4 million in general and administrative expenses for the same period last year. The increase in research and development expenses for the three months ended September 30, 2002 as compared to the same period of the prior year was mainly the result of increases in personnel and external research expenses as we advance our proprietary product candidates and our collaborators’ product candidates through development and clinical trials and prepare for commercialization. There was also an increase in occupancy costs as we continued to expand certain facilities in both Massachusetts and Ohio.

The increase in general and administrative expenses for the three months ended September 30, 2002 as compared to the same period of the prior year was primarily a result of the write off of $2.7 million in deferred merger costs in connection with the termination of our proposed merger transaction with Reliant. There was also an increase in personnel and occupancy costs and professional fees.

On August 26, 2002, we announced a restructuring program to reduce our cost structure as a result of our expectations regarding the financial impact of a delay in the U.S. launch of Risperdal Consta by our partner, J&J PRD. The restructuring program reduced our workforce by 122 employees, representing 23% of our total workforce and includes plans for consolidation and closure of certain leased facilities in Cambridge, Massachusetts, closure of our medical affairs office in Cambridge, England, write-off of leasehold improvements at leased facilities being vacated and reductions of other expenses. The workforce reductions were made across all functions of the Company. Under the restructuring plan, we are focusing development activities on those programs that are in the later stages of clinical development and those programs that involve the most productive collaborations. We are moving aggressively forward in evaluating and prioritizing the programs that offer the greatest commercial potential. In connection with the restructuring program, we recorded a charge of $3.7 million in the quarter ended September 30, 2002.

Interest income for the three months ended September 30, 2002 was $1.1 million compared to $4.2 million for the corresponding period of the prior year. The decrease in such income for the three months ended September 30, 2002 as compared to the three months ended September 30, 2001 was primarily the result of a decreased average cash and investment balance as compared to the prior year. Interest income also decreased as a result of a decrease in interest rates as compared to the same prior year period.

Interest expense for the three months ended September 30, 2002 was $2.1 million as compared to $2.3 million for the corresponding period of the prior year. The decrease in interest expense for the three months ended September 30, 2002 as compared to the three months ended September 30, 2001 was primarily the result of a decrease in the outstanding debt balance as compared to the prior year.

In December 2001, we announced a strategic alliance with Reliant Pharmaceuticals, LLC. As part of the alliance, in December 2001, we purchased approximately 63% of an offering by Reliant of its Series C Convertible Preferred Units, representing approximately 19% of the equity interest in Reliant, for a purchase price of $100 million. As a result of Reliant’s accumulated deficit from operations and deficit in members’ capital, we record our share of Reliant’s losses in our statements of operations in proportion to our percentage participation in the Series C financing, and not in proportion to our percentage ownership in Reliant. For the three months ended September 30, 2002, this noncash charge amounted to $35.3 million. We record our equity in the income or losses of Reliant three months in arrears.

At the time the offer of new 6.52% convertible senior subordinated notes is commenced with the holders of our 3.75% Convertible Subordinated Notes due 2007, Alkermes, Inc. will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including the prospectus attached as an exhibit thereto, a related letter of transmittal and other offer documents) will contain important information which should be read carefully before any decision is made with respect to the exchange offer or the cash offer of additional new notes. The prospectus, the related letter of transmittal and certain other offer documents will be made available to all holders of the 3.75% Convertible Subordinated Notes due 2007 at no expense to them. The Tender Offer Statement (including the prospectus, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission’s web site at www.sec.gov.

Alkermes, Inc. is an emerging pharmaceutical company developing products based on its sophisticated drug delivery technologies to enhance therapeutic outcomes. Our areas of focus include: controlled, extended-release of injectable drugs utilizing our ProLease® and Medisorb® delivery systems and the development of inhaled pharmaceutical products based on our proprietary Advanced Inhalation Research, Inc., (“AIR”) pulmonary delivery system. Our business strategy is twofold. We partner our proprietary technology systems and drug delivery expertise with many of the world’s finest pharmaceutical companies and also develop novel, proprietary drug candidates for our own account. In addition to our Cambridge, Massachusetts headquarters, research and manufacturing facilities, we operate research and manufacturing facilities in Ohio.

Certain statements set forth above may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that such statements are based on reasonable assumptions within the bounds of our knowledge of our business and operations, various factors may cause our actual results to differ materially from our expectations. These include: whether U.S. and other regulatory approvals will be received for Risperdal Consta; amounts of product sales for Risperdal Consta and Nutropin Depot; potential manufacturing issues related to our products; potential loss of our entire investment in Reliant Pharmaceuticals, LLC; actions by our partners with regard to marketing and regulatory filings; the outcome of clinical and preclinical work we are pursuing; decisions by the FDA or foreign regulatory authorities regarding our product candidates; potential changes in cost, scope and duration of clinical trials; decisions we make about the timing and scope of proprietary product development; and any necessity to obtain additional financing. For further information with respect to factors that could cause actual results to differ from expectations, reference is made to the reports filed by us with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Alkermes will host an earnings conference call at 8:30am EST on November 7, 2002. The call will be webcast on the investor relations section of Alkermes’ website at www.alkermes.com and will be archived until November 12, 2002.

(tables follow)

Alkermes, Inc. and Subsidiaries
Selected Financial Information
(in thousands, except per share data)

	Three Months	Three Months	Six Months	Six Months
Condensed Consolidated	Ended	Ended	Ended	Ended
Statements of Operations	September 30,	September 30,	September 30,	September 30,
(Unaudited)	2002	2001	2002	2001

Revenues:
Research and development revenue under collaborative arrangements	$9,471	$14,505	$19,762	$30,032

Expenses:
Research and development	28,186	22,593	52,786	43,303
General and administrative	9,197	6,411	15,212	11,785
Restructuring costs	3,682	—	3,682	—

Total Expenses	41,065	29,004	71,680	55,088

Net Operating Loss	(31,594)	(14,499)	(51,918)	(25,056)

Other Income (Expense):
Interest income	1,068	4,217	2,434	8,742
Interest expense	(2,067)	(2,331)	(4,148)	(4,641)

Total Other (Expense) Income	(999)	1,886	(1,714)	4,101

Equity in Losses of Reliant Pharmaceuticals, LLC	35,256	—	59,469	—

Net Loss	$(67,849)	$(12,613)	$(113,101)	$(20,955)

Basic and Diluted Loss Per Common Share	$(1.05)	$(0.20)	$(1.76)	$(0.33)

Weighted Average Number of Common Shares Outstanding	64,318	63,399	64,289	63,319

Condensed Consolidated
Balance Sheets	September 30,	March 31,
(Unaudited)	2002	2002

Cash, cash equivalents and total investments	$80,933	$161,473
Receivables from collaborative arrangements	15,321	19,040
Prepaid expenses and other current assets	2,275	5,250
Property, plant and equipment, net	83,924	61,836
Investment in Reliant Pharmaceuticals, LLC	35,127	94,596
Other assets	6,542	8,155

Total Assets	$224,122	$350,350

Total current liabilities	$31,646	$42,886
Convertible subordinated notes	200,000	200,000
Long-term obligations	6,050	7,800
Total shareholders’ (deficiency) equity	(13,574)	99,664

Total Liabilities and Shareholders’ (Deficiency) Equity	$224,122	$350,350

This selected financial information should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2002 and the Company’s Report on Form 10-Q for the three and six months ended September 30, 2002.